                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 333-12941

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Borg-Warner Automotive Automatic Transmission Systems Corporation Gallipolis Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
AUTOMATIC TRANSMISSION
SYSTEMS CORPORATION,
GALLIPOLIS PLANT
RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 1996 and for the
Period from June 22, 1996 to December 31, 1996 and Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits,
   December 31, 1996                                                                2

 Statement of Changes in Net Assets Available for Benefits,
   for the Period from June 22, 1996 to December 31, 1996                           3

 Notes to Financial Statements,
   for the Period from June 22, 1996 to December 31, 1996                         4-10

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1996      11

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT


Borg-Warner Automotive Automatic Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the period from June 22, 1996 to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the period from June 22, 1996 to December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 16, 1997

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
(IN THOUSANDS)
-------------------------------------------------------------------------------


ASSETS:
Investment in Master Trust                      $ 373
Contributions receivable                           37
                                                -----
    Total                                         410

LIABILITIES:
 Other payable                                   (104)
                                                -----
NET ASSETS AVAILABLE FOR BENEFITS               $ 306
                                                =====
See notes to financial statements.


BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JUNE 22, 1996 TO DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS:
Investment income from Master Trust (Note 4):
  Net depreciation in carrying value of investments           $ (1)
  Interest income                                                1
  Dividend income                                                7
                                                           -------
      Total investment income                                    7


Contributions from participants (Note 1)                        88
Contributions from the Company (Note 1)                        213
                                                           -------
      Total additions                                          308
DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals                                      2
                                                           -------
      Total deductions                                           2
                                                           -------
NET INCREASE                                                   306

NET ASSETS AVAILABLE FOR  BENEFITS - Beginning of period
                                                           -------
NET ASSETS AVAILABLE FOR BENEFITS - End of period             $306
                                                           =======

See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JUNE 22, 1996 TO DECEMBER 31, 1996

1. DESCRIPTION OF PLAN

   The following description of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan was established on June 22, 1996 as a participant in the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan is sponsored by the Gallipolis Plant of Borg-Warner Automotive Automatic Transmissions Systems Corporation, (the "Company"), a wholly owned subsidiary of the Borg-Warner Automotive, Inc. (the "Corporation").

   The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ELIGIBILITY - Hourly employees of the Company, who are covered by a collective bargaining agreement between the Company and UAW Local 1685, become participants in the Plan after they have been employed for at least six months by the Company. However, employees who were employed by the Company on the date the Plan was established, and previously participated in the predecessor employer's defined contribution plans, became participants at the inception of the plan.

   PARTICIPANT'S ACCOUNTS - The participant's accounts consist of the following:

   Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant based on the participant's age as follows:

   o    For employees under the age of thirty, $0.07 per hour compensated.
   o For employees ages thirty, but less than age forty, $0.15 per hour compensated.
   o For employees ages forty, but less than age fifty, $0.33 per hour compensated.
   o    For employees ages fifty and older, $0.79 per hour compensated.


   Additionally, the Company makes additional contributions for employees who as of December 31, 1995 were then employed by the Company and were at least age forty-five as follows:

   o For employees ages forty-five, but less than age fifty-five, $0.05 per hour compensated.
   o For employees ages fifty-five, but less than age sixty, $0.29 per hour compensated.
   o    For employees ages sixty and older, $0.46 per hour compensated.


   No employee contributions are made to this account.

   The Company also made a one-time contribution to this account for eligible employees employed by the Company as of June 22, 1996.

   Employee Retirement Account - Participants may voluntarily contribute from one to four percent of their compensation to this account. The Company makes contributions equal to 50 percent of participants' contributions to this account per year.

   Savings Account - Participants may voluntarily contribute one to ten percent of their compensation to this account. No Company contributions are made to this account.

   Retiree Health Account - Participants may voluntarily contribute from 5 to 20 cents per hour of their compensation to this account. No Company contributions are made to this account.

   MASTER TRUST - Participants may elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

   Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

   Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

   Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

   The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

   Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

   Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments.

   Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

   Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:



                                                 DECEMBER 31, 1996
                                                NUMBER    NET ASSET
                                                  OF        VALUE
                                                 UNITS     PER UNIT
      Investment Contracts Fund                   27,915     $ 1.00
      Putnam Voyager Fund                          6,008      16.27
      Putnam S&P 500 Index Fund                    3,187      17.01
      The George Putnam Fund of Boston             3,060      16.42
      Borg-Warner Automotive, Inc. Stock Fund        284      38.50
      Putnam Income Fund                           3,975       7.01

   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon five years of vested service with the participants predecessor employee or the Company, in the aggregate, or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Company Retirement Account, Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.2 percent for the year ended December 31, 1996. The Investment Contracts Fund is fully benefit-responsive. The loans to participants are valued at cost plus accrued interest which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. TAX STATUS

   The Plan obtained a determination letter, dated April 3, 1997, in which the Internal Revenue Service stated that the Plan, as established June 22, 1996, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Carrying value of Plan investments in the Master Trust as of December 31, 1996, investment income from the Master Trust, contributions from the participants, contributions from the Company and participants' withdrawals are as follows:


                                                                                         DECEMBER 31,
                                                                                             1996
Carrying value of Plan investments in the Master Trust (in thousands):
 Investment Contracts Fund                                                               $    49    *
 Putnam Voyager Fund                                                                          85    *
 Putnam S&P 500 Index Fund                                                                   139    *
 The George Putnam Fund of Boston                                                             29    *
 Borg-Warner Automotive, Inc. Stock Fund                                                      51    *
 Putnam Income Fund                                                                           20    *
                                                                                         -------
Total                                                                                       $373
                                                                                         =======
*Represents 5% or more of Plan assets.

Net appreciation (depreciation) in the carrying value of investments of the
 Master Trust for the period from June 22, 1996 to December 31, 1996
 (in thousands):
 Putnam Voyager Fund                                                                                $   (3)
 The George Putnam Fund of Boston                                                                        1
 Putnam Income Fund                                                                                      1
                                                                                                    ------
Total                                                                                               $   (1)
                                                                                                    ======
Interest income from the Master Trust for the period from
 June 22, 1996 to December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                          $    1

Total                                                                                               $    1
                                                                                                    ======
Dividends income from the Master Trust for the period from
 June 22, 1996 to December 31, 1996 (in thousands):
 Putnam Voyager Fund                                                                                $    7
                                                                                                    ------
Total                                                                                               $    7
                                                                                                    ======
Contributions from participants for the period from
 June 22, 1996 to December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                          $    3
 Putnam Voyager Fund                                                                                    46
 Putnam S&P 500 Index Fund                                                                              24
 The George Putnam Fund of Boston                                                                        9
 Borg-Warner Automotive, Inc. Stock Fund                                                                 3
 Putnam Income Fund                                                                                      3
                                                                                                    ------
Total                                                                                               $   88
                                                                                                    ======
Contributions from the Company for the period from
 June 22, 1996 to December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                          $   30
 Putnam Voyager Fund                                                                                    61
 Putnam S&P 500 Index Fund                                                                              38
 The George Putnam Fund of Boston                                                                       47
 Borg-Warner Automotive, Inc. Stock Fund                                                                 9
 Putnam Income Fund                                                                                     28
                                                                                                    ------
Total                                                                                               $  213
                                                                                                    ======
Participants' withdrawals for the period from
 June 22, 1996 to December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                          $    2
                                                                                                    ------
Total                                                                                               $    2
                                                                                                    ======

5. MASTER TRUST

   The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan ("WSP"). During 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan ("AFSRSP") and the Borg-Warner Retirement Savings Plan, Blytheville Plant was merged into the AFSRSP.

   Each plan's interest in the net assets of the Master Trust as of December 31, 1996 is as follows:




                              PERCENT OF MASTER TRUST NET ASSETS
                                      DECEMBER 31, 1996
----------------------------------------------------------------------------------------------
         INVESTMENT  PUTNAM     PUTNAM    GEORGE   BWA INC.  PUTNAM
 NAME    CONTRACTS   VOYAGER   S&P 500    PUTNAM    STOCK    INCOME   LOAN   PENDING   TOTAL
OF PLAN     FUND      FUND    INDEX FUND   FUND      FUND     FUND    FUND   ACCOUNT    PLAN
BWARSP       21.51%   22.04%       9.33%   19.67%     4.01%   1.17%    .80%     .07%     78.6%
IRSP          1.49     1.40         .58     1.26       .45     .02     .07      .00      5.27
AFSRSP         .72      .88         .35      .83       .36     .09     .03      .01      3.27
MRSP           .07      .36         .15      .40       .08     .00     .04      .00      1.10
MRIP          1.20     4.06        1.32     3.96       .20     .17     .05      .00     10.96
SHSP           .02      .06         .03      .07       .04     .00     .01      .00       .23
CRSP           .01      .03         .02      .03       .01     .00     .00      .00       .10
RRSP           .01      .14         .05      .07       .06     .01     .01      .00       .35
PRSP           .01      .01         .01      .01       .00     .00     .00      .00       .04
SRSP           .00      .00         .00      .00       .00     .00     .00      .00       .00
GRSP           .01      .02         .01      .01       .00     .01     .00      .00       .06
WSP            .00      .01         .01      .00       .00     .00     .00      .00       .02
         ---------   ------   ---------   ------   -------   -----   -----   ------    ------

Total        25.05%   29.01%     11.86%    26.31%     5.21%   1.47%  1.01%      .08%   100.00%
         =========   ======   ========    ======   =======   =====   =====   ======    =======


   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6.   MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31,1996 and the components of investment income for the Master Trust for the year ended December 31, 1996:



Carrying value of investments (in thousands):
 Investment Contracts Fund                                                                     $101,350
 Putnam Voyager Fund                                                                            117,378
 Putnam S&P 500 Index Fund                                                                       48,014
 The George Putnam Fund of Boston                                                               106,454
 Borg-Warner Automotive, Inc. Stock Fund                                                         21,087
 Putnam Income Fund                                                                               5,934
 Loan Fund                                                                                        4,067
 Pending Account/Money Market Fund                                                                  341
                                                                                               --------
Total                                                                                          $404,625
                                                                                               ========


                                                               YEAR ENDED DECEMBER 31, 1996
                                            ------------------------------------------------------------
                                                NET APPRECIATION
                                                 (DEPRECIATION)
                                                IN CARRYING VALUE          DIVIDEND             INTEREST
                                                 OF INVESTMENTS             INCOME               INCOME
Investment income (in thousands):
 Investment Contracts Fund                          $                      $ 6,304             $
 Putnam Voyager Fund                                   4,602                 7,307
 Putnam S&P 500 Index Fund                             8,274
 The George Putnam Fund of Boston                      5,158                 9,429
 Borg-Warner Automotive, Inc. Stock Fund                                       299
 Putnam Income Fund                                     (106)                  296
 Loan Fund                                                                                     $    291
 Pending Account                                                                 7
                                                    --------               -------             --------
Total                                               $ 21,121               $23,642             $    291
                                                    ========               =======             ========

                                     ******

                                                                        SCHEDULE





BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                          FAIR
       DESCRIPTION                                                 COST   VALUE
INVESTMENT IN MASTER TRUST                                         $374    $373
                                                                   ----    ----
TOTAL                                                              $374    $373
                                                                   ====    ====

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                        BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION
                        SYSTEMS CORPORATION GALLIPOLIS PLANT RETIREMENT SAVINGS PLAN


Date: June 28, 1997     SIGNATURE           TITLE

            By:/s/      ROBIN J. ADAMS      Retirement Savings Plan Committee
                        --------------      Member
                        Robin J. Adams

                        WILLIAM C. CLINE    Retirement Savings Plan Committee
                        ----------------    Member
                        William C. Cline

                        GERALDINE KINSELLA Retirement Savings Plan Committee ------------------ Member
                        Geraldine Kinsella

                        REGIS J. TRENDA     Retirement Savings Plan Committee
                        ---------------     Member
                        Regis J. Trenda

                                 EXHIBIT INDEX

Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP